SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                                 MATRITECH INC
--------------------------------------------------------------------------------
                                (Name of Issuer)


--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    576818108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    1.11.2006
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          |_|  Rule 13d-1(b)

          |X|  Rule 13d-1(c)

          |_|  Rule 13d-1(d)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 576818108                    13G                    Page 2 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     ProMed Partners, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           977,264
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         977,264
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     977,264
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     1.89%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 576818108                    13G                    Page 3 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     ProMed Partners II, L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           153,858
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         153,858
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     153,858
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     .30%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 576818108                    13G                    Page 4 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     ProMed Offshore Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           160,247
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         160,247
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     160,247
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     .31%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 576818108                    13G                    Page 5 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     ProMed Offshore Fund II, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,253,886
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,253,886
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,253,886
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.30%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 576818108                    13G                    Page 6 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     ProMed Asset Management, L.L.C.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           1,131,122
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         1,131,122
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,131,122

(Reporting person disclaims beneficial ownership of shares held by ProMed Partners, L.P. and ProMed Partners II, L.P. which represent the interests of other partners of these entities.)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     2.19%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 576818108                    13G                    Page 7 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     ProMed Management, Inc.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,414,133
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,414,133
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,414,133

(Reporting person disclaims beneficial ownership of shares held by ProMed Offshore Fund, Ltd. and ProMed offshore Fund II, Ltd. which represent the interests of the shareholders of ProMed Offshore Fund, Ltd. and ProMed OffShore Fund II, Ltd.)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.61%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 576818108                    13G                    Page 8 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Barry Kurokawa
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           64,410
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          4,545,255
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         64,410
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            4,545,255
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,609,665

(Reporting person disclaims beneficial ownership of shares held by ProMed Offshore Fund, Ltd. and ProMed offshore Fund II, Ltd. which represent the interests of the shareholders of ProMed Offshore Fund, Ltd. and ProMed OffShore Fund II, Ltd.)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.92%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 576818108                    13G                    Page 9 of 14 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David B. Musket
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           551,038
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          4,545,255
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         551,038
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            4,545,255
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,096,293

(Reporting person disclaims beneficial ownership of shares held by ProMed Offshore Fund, Ltd. and ProMed offshore Fund II, Ltd. which represent the interests of the shareholders of ProMed Offshore Fund, Ltd. and ProMed OffShore Fund II, Ltd.)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.99%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 10 of 14 Pages

Item 1(a).  Name of Issuer:

Matritech, Inc.

--------------------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

330 Nevada St., Newton, PA 02460

--------------------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

ProMed Partners, L.P., ProMed Partners II, L.P., ProMed Offshore Fund, Ltd., ProMed Offshore Fund II, Ltd., ProMed Management, Inc., and ProMed Asset Management, L.L.C., Barry Kurokawa and David B. Musket

--------------------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

125 Cambridgepark Drive, Cambridge, MA 02140

--------------------------------------------------------------------------------

Item 2(c).  Citizenship:

See pages 2,3,4,5,6,7,8 and 9

--------------------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

Common Stock

--------------------------------------------------------------------------------

Item 2(e).  CUSIP Number:

576818108

--------------------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  |_|  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  |_|  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  |_|  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) |_| Investment company registered under Section 8 of the Investment Company Act.

     (e)  |_|  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

                                                             Page 11 of 14 Pages

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          See pages 2,3,4,5,6,7,8 and 9

     (b)  Percent of class:

          See pages 2,3,4,5,6,7,8 and 9

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                See pages 2,3,4,5,6,7,8 and 9

          (ii)  Shared power to vote or to direct the vote

                See pages 2,3,4,5,6,7,8 and 9

          (iii) Sole power to dispose or to direct the disposition of

                See pages 2,3,4,5,6,7,8 and 9

          (iv)  Shared power to dispose or to direct the disposition of

                See pages 2,3,4,5,6,7,8 and 9

--------------------------------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable

--------------------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable

--------------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable

--------------------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

         See "Exhibit A" attached hereto and pages 2, 3, 4, 5, 6, 7, 8 and 9

--------------------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

         Not Applicable

--------------------------------------------------------------------------------

Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                                             Page 12 of 14 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       1/11/06
                                        ----------------------------------------
                                                        (Date)


                                             /s/ David B. Musket
                                        ----------------------------------------
                                                      (Signature)

                                             David B. Musket,
                                             President of Managing Member
                                             of the General Partner
                                        ----------------------------------------
                                                      (Name/Title)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Schedule 13 G                                                      Page 13 of 14

CUSIP No. 576818108

                                Index to Exhibits

Exhibit                                                                 Page No.
-------                                                                 --------

Exhibit A -- Joint Filing Agreement, dated November 8, 2004             12

Schedule 13G                                                       Page 14 of 14

Cusip No: 576818108

EXHIBIT A

                             JOINT FILING AGREEMENT

ProMed Partners, L.P., ProMed Partners II, L.P., ProMed Offshore Fund, Ltd., ProMed Offshore Fund II, ProMed Management, Inc., ProMed Asset Management, LLC, Barry Kurokawa and David B. Musket each hereby agrees that the Schedule 13G to which this Exhibit is attached relating to the Shares of Common Stock of Matritech, Inc. is filed jointly on behalf of each such person.

Dated: February 15, 2006

                                  PROMED PARTNERS, L.P.

                                  By: ProMed Asset Management, LLC
                                        its General Partner
                                  By: DBM Corporate Consulting Group, Ltd,
                                        a Managing Member

                                  By: ________________________________
                                        David B. Musket
                                        President


                                  PROMED PARTNERS, II, L.P.

                                  By: ProMed Asset Management, LLC
                                        its General Partner
                                  By: DBM Corporate Consulting Group, Ltd.
                                        a Managing Member

                                  By: ________________________________
                                        David B. Musket
                                        President


                                  PROMED OFFSHORE FUND, LTD.

                                  By: ________________________________
                                        David B. Musket
                                        Director


                                  PROMED OFFHORE FUND II, LTD.

                                  By: ________________________________
                                        David B. Musket
                                        Director


                                  PROMED MANAGEMENT, INC.

                                  By: ________________________________
                                        David B. Musket
                                        President


                                  PROMED ASSET MANAGEMENT, LLC

                                  By: DBM Corporate Consulting Group, Ltd.
                                        A Managing Member

                                  By: ______________________________
                                        David B. Musket
                                        President

                                  Barry Kurokawa


                                  By: _______________________________
                                        Barry Kurokawa

                                  David B. Musket


                                  By: _______________________________
                                        David B. Musket

ProMed Partners, L.P. is the record owner of 29,180 shares of the Issuer's Series A Convertible Preferred Stock, 363,787 Common Stock Warrants exercisable within the next 60 days, and $166,075 Principal Value of 15% Secured Convertible Promissory Notes issued January 13, 2006. ProMed Partners II, L.P. is the record owner of 92,022 shares of the Issuer's Common Stock and 61,836 Common Stock Warrants exercisable within the next 60 days. ProMed Offshore Fund, Ltd. is the record holder of 4,709 shares of the Issuer's Series A Convertible Preferred Stock, 58,701 Common Stock Warrants exercisable within the next 60 days, and $28,470 Principal Value of 15% Secured Convertible Promissory Note issued January 13, 2006. ProMed Offshore Fund II, Ltd. is the record holder of 78,960 shares of the Issuer's Series A Convertible Preferred Stock, 666,960 Common Stock Warrants exercisable within the next 60 days, and $1,055,455 Principal Value of 15% Secured Convertible Promissory Note issued January 13, 2006. David
B. Musket is the record owner of 6,676 shares of the Issuer's Series A Convertible Preferred Stock, 264,414 Common Stock Warrants exercisable within the next 60 days, and $135,000 Principal Value of 15% Secured Convertible Promissory Note issued January 13, 2006. Barry Kurokawa owns 64,410 shares of Common Stock Warrants exercisable within the next 60 days. Subject to the Conversion Restrictions (defined below), as of the date hereof, each share of the Issuer's Series A Convertible Preferred Stock is convertible into 12.5714 shares of the Issuer's Common Stock. The 15% Secured Convertible Promissory Notes issued January 13, 2006 and any interest accrued thereon is currently convertible into Common Stock at $0.65.

The conversion of the Issuer's 15% Secured Convertible Promissory Note issued January 13, 2006 is subject to restrictions (the "Ownership Limitations") that prohibit conversion to the extent that the number of shares of the Issuer's Common Stock beneficially owned by ProMed Partners, L.P., ProMed Partners II, L.P., ProMed Offshore Fund, Ltd., ProMed Offshore Fund II, Ltd. (collectively, "the Funds") and their affiliates and other persons whose beneficial ownership is aggregated with them would exceed 9.99% of the total number of issued and outstanding shares of the Issuer's Common Stock, including for such purpose the shares of Common Stock issuable upon such conversion and/or exercise.

Based on 46,590,012 shares of Common Stock of the Issuer outstanding as of November 6, 2005 as indicated in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2005, the Reporting Persons have the right to acquire up to an additional 5,068,681 shares of the Issuer's Common Stock through the exercise of the Common Stock Warrants conversion of the 15% Secured Convertible Promissory Notes issued January 13, 2006, and/or the conversion of Issuer's Series A Convertible Preferred Stock. ProMed Management, Inc. as investment manager of the Funds and Barry Kurokawa and David B. Musket as managing members of ProMed Management, Inc. may be deemed to beneficially own the Securities owned by the Funds in that they may be deemed to have the power to direct the voting or disposition of the Securities.

      Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that either ProMed Management, Inc., Barry Kurokawa, or David B. Musket is, for any purpose, the beneficial owner of any such Securities to which this Schedule relates, and ProMed Management, Inc., Barry Kurokawa and David B. Musket disclaim beneficial ownership as to the Securities, except to the extent of their respective pecuniary interests therein.

      Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.